February 22, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mark Kronforst Accounting Branch Chief

Re:	DATATRAK International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-20699
Dear Mr. Kronforst:
     On behalf of DATATRAK International, Inc., an Ohio corporation (the “Company”), we are transmitting this letter in response to the staff’s comment letter dated February 5, 2008, regarding the above-referenced filing. For your convenience, we have repeated your comment in italics followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Accounting Policies
ClickFind Acquisition, pages F-9 to F-10
1.	We note your response to prior comment number 1 and disagree with your analysis. In cases where a registrant chooses to make reference to the use of a valuation firm in a periodic report, the staff expects the firm to be named. The rationale for naming the firm in the periodic report, even if no consent is required, is because management is referring to the use of an expert, and appears

Mark Kronforst
Accounting Branch Chief
February 22, 2008

to be transferring some of the responsibility for an item in their financial statements. Registrants that have any existing registration statements that automatically incorporate by reference any subsequently filed Form 10-K should include the consent. Please file an amendment to name the firm and include the consent or remove the reference.
Response:
In consideration of the staff’s comment, the Company shall exclude the reference to obtaining a third party valuation in connection with its discussion of the Company’s acquisition of ClickFind, Inc. (the “Acquisition”) in all future filings.
Furthermore, the Company shall file a Current Report on Form 8-K filing the consent of Brlas Brauser Pratt Partners (“BBP”), the party from whom the Company received the third party valuation referred to in the discussion of the Acquisition on page F-9 of the Company’s
Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Annual Report”), whereby BBP shall consent to the incorporation by reference in the Company’s outstanding registration statements under the Securities Act of 1933, as amended, of such reference in the 2006 Annual Report.
Finally, the Company shall include the following explanatory note in Item 9.01 of its Current Report on 8-K:
     Explanatory Note:
This Form 8-K is filed solely for the purpose of filing the consent of Brlas Brauser Pratt Partners (“BBP”) to the incorporation by reference in the Company’s outstanding registration statements under the Securities Act of 1933, as amended, of the reference to such firm in the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Annual Report”). As more fully described in the 2006 Annual Report, on February 13, 2006, the Company acquired all of the outstanding stock of ClickFind, Inc. (the “Acquisition”). BBP (the party from whom the Company obtained the “third party valuation” referred to on page F-9 of the 2006 Annual Report) was engaged to assist the Company in determining the estimated fair market value of certain of the tangible and intangible assets acquired in the Acquisition.

Mark Kronforst
Accounting Branch Chief
February 22, 2008

I hope that the foregoing has been responsive to your comment. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8667 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.
Very truly yours,
/s/ Arthur C. Hall III
Arthur C. Hall III

cc:	Jeffrey A. Green
Terry C. Black
Raymond J. Merk
Ritu Furlan
Varnesh Sritharan, Esq.
Thomas F. McKee, Esq.